As filed with the Securities and Exchange Commission on January 5, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
LEXINGTON REALTY TRUST
(Exact name of Company as specified in its charter)

Maryland (State of Organization)	13-3717318 (I.R.S. Employer Identification No.)
One Penn Plaza, Suite 4015
New York, NY 10019
(212) 692-7000
(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)
T. Wilson Eglin
President and Chief Executive Officer
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service):
Copies to:

Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
(212) 318-6000
Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the Registration Statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a registration statement pursuant to General Instruction I.D or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Amount to be Registered (2)	Offering Price Per Share (1)	Aggregate Offering Price (1)	Registration Fee
Shares of beneficial interest classified as common stock, par value $.0001 per share	33,954 shares	$5.00	$169,770.00	$6.67

(1)	Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low reported sale prices of the Common Shares on The New York Stock Exchange on December 31, 2008.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also covers such number of additional securities as may be issued to prevent dilution from stock splits, stock dividends or similar transactions.

PROSPECTUS
Lexington Realty Trust
33,954 Common Shares of Beneficial Interest
We are Lexington Realty Trust, a self-managed and self-administered real estate investment trust, or REIT, that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. Our executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015, and our telephone number is (212) 692-7200.
Issuance of Common Shares upon Redemption of LCIF II units
We may issue up to 33,954 shares of beneficial interest classified as common stock, par value $0.0001 per share, which we refer to as our Common Shares, in exchange for the redemption of an equal number of units of limited partnership, which we refer to as LCIF II units, issued by one of our operating partnership subsidiaries, Lepercq Corporate Income Fund II L.P., which we refer to as LCIF II.
The 33,954 LCIF II units covered by this prospectus were issued on December 20, 2006 and were redeemable beginning on December 20, 2008 and each day thereafter.

We will not receive proceeds from any issuance of Common Shares in exchange for LCIF II units but will acquire the LCIF II units submitted for redemption. We are not being assisted by any underwriter in connection with any issuance of Common Shares in exchange for LCIF II units.
To ensure that we maintain our qualification as a real estate investment trust, or “REIT,” under the applicable provisions of the Internal Revenue Code of 1986, as amended, ownership of our equity securities by any person is subject to certain limitations. See “Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws—Restrictions Relating to REIT Status.”
Our Common Shares trade on the New York Stock Exchange under the symbol “LXP.” On December 31, 2008, the last reported sale price of our Common Shares, as reported on the New York Stock Exchange, was $5.00 per share.
Investing in our Common Shares involves risks. See “Risk Factors” referred to on page 5 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 5, 2009.

You should rely only on the information contained in this prospectus or incorporated by reference herein. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, and this prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of the prospectus, even though this prospectus is delivered or Common Shares are sold pursuant to the prospectus at a later date. Since the date of the prospectus contained in this Registration Statement, our business, financial condition, results of operations and prospects may have changed.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the Commission. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement and any amendments to such registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.
You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” Information incorporated by reference with the Commission after the date of this prospectus, or information included in any prospectus supplement or an amendment to the registration statement of which this prospectus forms a part, may add, update, or change information in this prospectus or any prospectus supplement. If information in these subsequent filings, prospectus supplements or amendments is inconsistent with this prospectus or any prospectus supplement, the information incorporated by reference or included in the subsequent prospectus supplement or amendment will supersede the information in this prospectus or any earlier prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.
All references to the “Company,” “we,” “us” and “LXP” in this prospectus means Lexington Realty Trust and all entities owned or controlled by us except where it is clear that the term means only the parent company. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS
This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:
•	changes in general business and economic conditions;

•	competition;

•	increases in real estate construction costs;

•	changes in interest rates;

•	changes in accessibility of debt and equity capital markets; and

•	the other risk factors set forth in our Current Report on Form 8-K filed on June 25, 2008 and our Quarterly Report on Form 10-Q filed on November 10, 2008, and the other documents incorporated by reference herein.
These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements to reflect events or developments after the date of this prospectus.

SUMMARY
The information below is only a summary of the information included elsewhere in this prospectus and the documents incorporated herein by reference. This summary does not contain all the information that may be important to you or that you should consider before investing in our Common Shares. As a result, you should carefully read this entire prospectus, as well as the information incorporated herein by reference.
We are a self-managed and self-administered real estate investment trust, or a REIT, formed under the laws of the State of Maryland. Our primary business is the acquisition, ownership and management of a geographically diverse portfolio of net leased office and industrial properties. Substantially all of our properties are subject to triple net leases, which are generally characterized as leases in which the tenant bears all or substantially all of the costs and cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance.
We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the “Code,” commencing with our taxable year ended December 31, 1993. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders.
Our principal executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015 and our telephone number is (212) 692-7200.
SECURITIES THAT MAY BE OFFERED
We may issue our Common Shares in exchange for LCIF II units upon the redemption of the LCIF II units by their holders on a one share for one unit basis. The Common Shares covered by this prospectus permit the holders thereof to sell such Common Shares generally without restriction in the open market or otherwise, but the registration of such offering does not necessarily mean that any of such LCIF II units which may be redeemed in exchange for our Common Shares will be tendered for redemption or that any of such Common Shares will be offered or sold by the holders thereof. We will not receive any proceeds from the issuance of our Common Shares covered by this prospectus but will acquire the LCIF II units submitted for redemption.
We may issue up to 33,954 of our Common Shares, if and to the extent that certain holders elect to tender up to an equal number of LCIF II units for redemption. The 33,954 LCIF II units covered by this prospectus were issued on December 20, 2006 and were redeemable beginning on December 20, 2008 and every day thereafter.
RISK FACTORS
Investing in our securities involves risks and uncertainties that could affect us and our business as well as the real estate industry generally. You should carefully consider the risks described and discussed under the caption “Risk Factors” included in our Current Report on Form 8-K filed on June 25, 2008 and our Quarterly Report on Form 10-Q filed on November 10, 2008, and in any other documents incorporated by reference in this prospectus, including without limitation any updated risks included in our subsequent quarterly reports on Form 10-Q and annual reports on Form 10-K. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in any prospectus supplement or post-effective amendment we may file or in other reports we file with the Commission in the future. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

USE OF PROCEEDS
We will not receive any proceeds from the issuance of our Common Shares to the holders of LCIF II units upon redemption of their units but will acquire the LCIF II units submitted for redemption.
DESCRIPTION OF COMMON SHARES
The following is a summary of provisions of our Common Shares as of the date of this prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to our declaration of trust and bylaws, each as supplemented, amended, or restated, and to Maryland law. See “Where You Can Find More Information” in this prospectus.
General
Authorized Capital
Under our declaration of trust, we have the authority to issue up to 1,000,000,000 shares of beneficial interest, par value $0.0001 per share, of which 400,000,000 shares are classified as Common Shares, 500,000,000 shares are classified as excess stock and 100,000,000 shares are classified as preferred stock, which we refer to as preferred shares, of which 3,160,000 shares are classified as 8.05% Series B Cumulative Redeemable Preferred Stock, 3,100,000 shares are classified as 6.50% Series C Cumulative Convertible Preferred Stock, and 8,000,000 shares are classified as 7.55% Series D Cumulative Redeemable Preferred Stock. Under Maryland law, our shareholders generally are not responsible for our debts or obligations as a result of their status as shareholders.
Power to Issue and Classify Our Shares
We may issue our shares from time to time at the discretion of our board of trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated preferred shares may be issued in one or more additional classes or series with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as will be fixed by our board of trustees. Our board of trustees is authorized to classify and reclassify any unissued shares of beneficial interest by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of beneficial interest. This authority includes, without limitation, subject to the provisions of our declaration of trust, authority to classify or reclassify any unissued shares into a class or classes of preferred shares, preference shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of that class.
In some circumstances, the issuance of preferred shares, or the exercise by our board of trustees of its right to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for our Common Shares or seeking to change incumbent management.
Terms
Subject to the preferential rights of any other shares or class or series of equity securities and to the provisions of our declaration of trust regarding excess stock, holders of our Common Shares are entitled to receive dividends on the Common Shares if, as and when authorized by our board of trustees and declared by us out of assets legally available therefor and to share ratably in those of our assets legally available for distribution to our shareholders in the event that we liquidate, dissolve or wind up, after payment of, or adequate provision for, all of our known debts and liabilities and the amount to which holders of any class or series of shares classified or reclassified or having a preference on distributions in liquidation, dissolution or winding up have a right.
Subject to the provisions of our declaration of trust regarding excess stock, each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as otherwise required by law or except as otherwise provided in our declaration of trust with respect to any other class or series of shares, including our special voting preferred stock, the holders of our Common Shares will possess exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of our outstanding Common Shares and special voting preferred stock entitled to cast a majority of the votes in the election of trustees can elect all of the trustees then standing for election, and the holders of our remaining Common Shares or special voting preferred stock will not be able to elect any trustees.
Holders of our Common Shares have no conversion, sinking fund, redemption rights, or preemptive rights to subscribe for any of our securities.
We furnish our shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.
Subject to the provisions of our declaration of trust regarding excess shares, all of our Common Shares will have equal dividend, distribution, liquidation and other rights and will generally have no preference, appraisal or exchange rights.
Pursuant to Maryland statutory law governing real estate investment trusts organized under Maryland law, a real estate investment trust generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at lease two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the metter) is set forth in our declaration of trust. Our declaration of trust provides that those actions, with the exception of certain amendments to our declaration of trust for which a higher vote requirement has been set, will be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.
Restrictions on Ownership
For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities. See “Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws” elsewhere in this prospectus.
Transfer Agent
The transfer agent and registrar for our Common Shares is BNY Mellon Shareowner Services.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS
This summary does not purport to be complete and is qualified in its entirety by reference to our declaration of trust and bylaws, each as supplemented, amended or restated, and Maryland law. See “Where You Can Find More Information” in this prospectus.
Restrictions Relating to REIT Status
For us to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To assist us in continuing to remain a qualified REIT, our declaration of trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our equity shares, defined as common shares or preferred shares. We refer to this restriction as the Ownership Limit. Our board of trustees may exempt a person from the Ownership Limit if evidence satisfactory to our board of trustees is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of equity shares or any security convertible into equity shares that would create a direct or indirect ownership of equity shares in excess of the Ownership Limit or that would result in our disqualification as a REIT, including any transfer that results in the equity shares being owned by fewer than 100 persons or results in us being “closely held” within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such equity shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
Equity shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit, will automatically be exchanged for an equal number of excess shares that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of our capital stock may be ultimately transferred without violating the Ownership Limit. While the excess shares are held in trust, they will not be entitled to vote, they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of excess shares prior to our discovery that equity shares have been transferred in violation of the provisions of our declaration of trust will be repaid to us upon demand. The excess shares are not treasury shares, but rather constitute a separate class of our issued and outstanding shares. The original transferee-shareholder may, at any time the excess shares are held by us in trust, transfer the interest in the trust representing the excess shares to any individual whose ownership of the equity shares exchanged into such excess shares would be permitted under our declaration of trust, at a price not in excess of the price paid by the original transferee-shareholder for the equity shares that were exchanged into excess shares, or, if the transferee-shareholder did not give value for such shares, a price not in excess of the market price (as determined in the manner set forth in our declaration of trust) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the excess shares will automatically be exchanged for equity shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.
In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days during the time any excess shares are held by us in trust, to purchase all or any portion of the excess shares from the original transferee-shareholder for the lesser of the price paid for the equity shares by the original transferee-shareholder or the market price (as determined in the manner set forth in our declaration of trust) of the equity shares on the date we exercise our option to purchase. The 90-day period begins on the date on which we receive written notice of the transfer or other event resulting in the exchange of equity shares for excess shares.
Each shareholder will be required, upon demand, to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as our board of trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.
This Ownership Limit may have the effect of precluding an acquisition of control unless our board of trustees determines that maintenance of REIT status is no longer in our best interest.
Maryland Law
Business Combinations. Under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:
•	any person who beneficially owns ten percent or more of the voting power of the trust’s shares; or

•	an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the trust.
A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which he otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by the board.
After the five-year prohibition, any business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:
•	eighty percent of the votes entitled to be cast by holders of outstanding voting shares of the trust; and

•	two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.
These super-majority vote requirements do not apply if the trust’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees prior to the time that the interested shareholder becomes an interested shareholder.
In connection with its approval of our merger with Newkirk Realty Trust, Inc., or Newkirk, referred to as the Merger, our board of trustees has exempted, to a limited extent, certain holders of Newkirk stock and MLP Units who received our Common Shares in the Merger.
The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions. Maryland law provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by employees who are trustees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.
Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
Certain Elective Provisions of Maryland Law: Publicly-held Maryland statutory real estate investment trusts, which we refer to as Maryland REITs, may elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland REIT in its declaration of trust or bylaws (“charter documents”) or by resolution adopted by its board of trustees so long as the Maryland REIT has at least three trustees who, at the time of electing to be subject to the provisions, are not:
•	officers or employees of the Maryland REIT;

•	persons seeking to acquire control of the Maryland REIT;

•	trustees, officers, affiliates or associates of any person seeking to acquire control of the Maryland REIT; or

•	nominated or designated as trustees by a person seeking to acquire control of the Maryland REIT.
Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation of Maryland if a Maryland REIT elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Shareholder approval is not required for the filing of these articles supplementary.
Maryland law provides that a Maryland REIT can elect to be subject to all or any portion of the following provisions, notwithstanding any contrary provisions contained in that trust’s existing charter documents:

Classified Board: The Maryland REIT may divide its board into three classes which, to the extent possible, will have the same number of trustees, the terms of which will expire at the third annual meeting of shareholders after the election of each class;
Two-thirds Shareholder Vote to Remove Trustees: The shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees;
Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board;
Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualifies; and
Shareholder Calls of Special Meetings: Special meetings of shareholders may be called by the secretary of the Maryland REIT only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with certain procedures set out in the Maryland General Corporation Law.
We have not elected to be governed by these specific provisions. However, our declaration of trust and/or bylaws, as applicable, already provide for an 80% shareholder vote to remove trustees (and then only for cause), that the number of trustees may be determined by a resolution of our board of trustees, subject to a minimum number, and that special meetings of the shareholders may be called by the chairman of the board of trustees or the president or by a majority of the board of trustees and as may be required by law. In addition, we can elect to be governed by any or all of the foregoing provisions of the Maryland law at any time in the future.

DESCRIPTION OF LCIF II UNITS
The material terms of the LCIF II units covered by this prospectus, including a summary of certain provisions of the Second Amended and Restated Agreement of Limited Partnership of LCIF II, as amended, which we refer to as the LCIF II Partnership Agreement, as in effect as of the date of this prospectus, are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the LCIF II Partnership Agreement. For a comparison of the voting and other rights of holders of LCIF II units, whom we refer to as LCIF II unitholders or limited partners, and our shareholders, see “Comparison of Ownership of LCIF II units and Common Shares” elsewhere in this prospectus.
General
We are the sole equity owner of Lex GP-1 Trust, or Lex GP-1, a Delaware statutory trust, which is the general partner of LCIF II and holds, as of the date of this prospectus, a 1% interest in LCIF II. We are also the sole equity owner of Lex LP-1 Trust, or Lex LP-1, a Delaware statutory trust, which holds, as of the date of this prospectus, approximately 76.5% of the LCIF II units.
Issuance of LCIF II Units
Our operating partnership structure enables us to acquire property by issuing equity partnership units, including LCIF II units, to a direct or indirect property owner as a form of consideration. All of the LCIF II units which have been issued as of the date of this prospectus are redeemable, at the option of the holders thereof, on a one-for-one basis (subject to certain anti-dilution adjustments) for Common Shares at various times, and certain LCIF II units require us to pay distributions to the holders thereof (although certain LCIF II units currently outstanding do not require the payment of distributions). As a result, our cash available for distribution to shareholders is reduced by the amount of the distributions required by the terms of such LCIF II units, and the number of Common Shares that will be outstanding in the future is expected to increase, from time to time, as such LCIF II units are redeemed for Common Shares. Lex GP-1 has the right to redeem the LCIF II units held by all, but not less than all, of the LCIF II unitholders (other than those LCIF II unitholders identified as the “Special Limited Partners” in the LCIF II Partnership Agreement) under certain circumstances, including but not limited to a merger, sale of assets, consolidation, share issuance, share redemption or other similar transaction by us or LCIF II which would result in a change of beneficial ownership in us or LCIF II by 50% or more.
LCIF II unitholders hold LCIF II units and all LCIF II unitholders are entitled to share in the profits and losses of LCIF.
LCIF II unitholders have the rights to which limited partners are entitled under the LCIF II Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act. The LCIF II units have not been registered pursuant to the federal or state securities laws and are not listed on any exchange or quoted on any national market system.
As of the date of this prospectus, there are approximately 1.4 million LCIF II units outstanding that are not held by us, all which are currently redeemable for Common Shares, including the 33,954 LCIF II units to which this prospectus relates. The average annualized distribution per LCIF II unit is currently $0.72. Of the total LCIF II units, 687,152 LCIF II units are beneficially owned by E. Robert Roskind, our chairman, and 48,537 LCIF II units are beneficially owned by Richard J. Rouse, our vice chairman and chief investment officer.
Purposes, Business and Management
The purpose of LCIF II includes the conduct of any business that may be conducted lawfully by a limited partnership organized under the Delaware Act, except that the LCIF II Partnership Agreement requires the business of LCIF II to be conducted in such a manner that will permit us to continue to be classified as a REIT under Sections 856 through 860 of the Code, unless we cease to qualify as a REIT for reasons other than the conduct of the business of LCIF II. Subject to the foregoing limitation, LCIF II may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

We, as sole equity owner of Lex GP-1, which is the sole general partner of LCIF II, have exclusive power and authority to conduct the business of LCIF II, subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of LCIF II by virtue of being a LCIF II unitholder.
Ability to Engage in Other Businesses; Conflicts of Interest
Lex GP-1 may not, without the consent of the holders of a majority of the LCIF II units held by the Special Limited Partners, engage in any business other than to hold and own LCIF II units. The holders of a majority of the LCIF II units held by the Special Limited Partners have consented to Lex GP-1’s holding and ownership of units of limited partnership of our other operating partnerships and acting as the general partner thereof and of another one of our partnership subsidiaries. Neither us nor other persons (including our officers, trustees, employees, agents and other affiliates) are prohibited under the LCIF II Partnership Agreement from engaging in other business activities or are required to present any business opportunities to LCIF II.
Distributions; Allocations of Income and Loss
Generally, LCIF II unitholders are allocated and distributed amounts with respect to their LCIF II units which approximate the amount of distributions made with respect to the same number of our Common Shares, as determined in the manner provided in the LCIF II Partnership Agreement and subject to certain restrictions and exceptions for certain limited partners. Remaining amounts available for distribution are generally allocated to Lex GP-1.
Borrowing by LCIF II
Lex GP-1 has full power and authority to cause LCIF II to borrow money and to assume and guarantee debt.
Reimbursement of Expenses; Transactions with the General Partner and its Affiliates
Neither we nor Lex GP-1 receives any compensation for Lex GP-1’s services as general partner of LCIF II. Lex GP-1 and Lex LP-1, however, as partners in LCIF II, have the same right to allocations and distributions as other partners of LCIF II. In addition, LCIF II will reimburse Lex GP-1 and us for all expenses incurred by them related to the ownership and operation of, or for the benefit of, LCIF II. In the event that certain expenses are incurred for the benefit of LCIF II and other entities (including us), such expenses are allocated by us, as sole equity owner of the general partner of LCIF II, to LCIF II and such other entities in a manner as we, as sole equity owner of the general partner of LCIF II, in our sole and absolute discretion deem fair and reasonable. We have guaranteed the obligations of LCIF II in connection with the redemption of LCIF II units pursuant to the LCIF II Partnership Agreement.
We and our affiliates may engage in any transactions with LCIF II subject to the fiduciary duties established under applicable law.
Funding Agreement
In connection with the Merger, as defined above, we and our four Operating Partnerships, including LCIF II, entered into a funding agreement. Pursuant to the funding agreement, the parties agreed, jointly and severally, that, if any of the Operating Partnerships does not have sufficient cash available to make a quarterly distribution to its limited partners in an amount equal to whichever is applicable of (i) a specified distribution set forth in its partnership agreement or (ii) the cash dividend payable with respect to whole or fractional Common Shares into which such partnership’s common units would be converted if they were redeemed for our Common Shares in accordance with its partnership agreement, we and the other Operating Partnerships, each a “funding partnership,” will fund their pro rata share of the shortfall. The pro rata share of each funding partnership and our pro rata share, respectively, will be determined based on the number of units in each funding partnership and, for the Company, by the amount by which our total outstanding Common Shares exceeds the number of units in each funding partnership not owned by us, with appropriate adjustments being made if units are not redeemable on a one-for-one basis. Payments under the funding agreement will be made in the form of loans to the partnership experiencing a shortfall and will bear interest at prevailing rates as determined by us in our discretion but no less than the applicable federal rate. The MLP’s right to receive these loans will expire if we contribute to the MLP all of our economic interests in the other Operating

Partnerships, including LCIF II, our existing joint ventures and all of our other subsidiaries that are partnerships, joint ventures or limited liability companies. However, thereafter the MLP will remain obligated to continue to make these loans until there are no remaining units outstanding in the other Operating Partnerships, including LCIF II, and all loans have been repaid.
Liability of General Partner and Limited Partners
Lex GP-1, as the general partner of LCIF II, is ultimately liable for all general recourse obligations of LCIF II to the extent not paid by LCIF II. Lex GP-1 is not liable for the nonrecourse obligations of LCIF II. The limited partners of LCIF II are not required to make additional capital contributions to LCIF II. Assuming that a limited partner does not take part in the control of the business of LCIF II in its capacity as a limited partner thereof and otherwise acts in conformity with the provisions of the LCIF II Partnership Agreement, the liability of the limited partner for obligations of LCIF II under the LCIF II Partnership Agreement and the Delaware Act is generally limited, subject to certain limited exceptions, to the loss of the limited partner’s investment in LCIF II. LCIF II will operate in a manner the general partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.
Exculpation and Indemnification of the General Partner
Generally, Lex GP-1, as general partner of LCIF II (and us as the sole equity owner of the general partner of LCIF II) will incur no liability to LCIF II or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith. In addition, neither Lex GP-1 nor us are responsible for any misconduct or negligence on the part of their agents, provided such agents were appointed in good faith. Lex GP-1 and the Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that Lex GP-1 and the Company reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.
The LCIF II Partnership Agreement also provides that LCIF II will indemnify Lex GP-1 and us, our respective directors, trustees and officers, and such other persons as Lex GP-1 and the Company may from time to time designate to the fullest extent permitted under the Delaware Act.
Sales of Assets
Under the LCIF II Partnership Agreement, Lex GP-1 generally has the exclusive authority to determine whether, when and on what terms the assets of LCIF II will be sold. LCIF II, however, is prohibited under the LCIF II Partnership Agreement and certain contractual agreements from selling certain assets, except in certain limited circumstances. Lex GP-1 may not consent to a sale of all or substantially all of the assets of LCIF II, or a merger of LCIF II with another entity, without the consent of a majority in interest of the Special Limited Partners.
Lex GP-1 has the right to redeem the LCIF II units held by all, but not less than all, of the LCIF II unitholders (other than those LCIF II unitholders identified as the “Special Limited Partners” in the LCIF II Partnership Agreement) under certain circumstances, including but not limited to a merger, sale of assets, consolidation, share issuance, share redemption or other similar transaction by us or LCIF II which would result in a change of beneficial ownership in us or LCIF II by 50% or more.
Removal of the General Partner; Restrictions on Transfer by the General Partner or Us
The LCIF II Partnership Agreement provides that the limited partners may not remove Lex GP-1 as general partner of LCIF II. Lex GP-1 may not transfer any of its interests as the general partner of LCIF II, and Lex LP-1 may not transfer any of its interests as a limited partner in LCIF II, except to each other or to us.
Restrictions on Transfer of LCIF II Units By LCIF II Unitholders
LCIF II unitholders may not transfer their LCIF II units without the consent of Lex GP-1, which may be withheld in its sole and absolute discretion, provided that LCIF II unitholders may transfer all or a portion of their LCIF II units to (i) immediate family members, (ii) certain 501(c)(3) organizations, (iii) a partner in such LCIF II unitholder in a distribution to all of its partners or (iv) a lender as security for a loan to be made or guaranteed by such LCIF II unitholder. However, a LCIF II unitholder may assign the economic rights associated with its LCIF II units, without the consent of Lex GP-1, but such assignee will not be (i) admitted to LCIF II as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner. In addition, LCIF II unitholders may dispose of their LCIF II units by exercising their rights to have their LCIF II units redeemed for Common Shares. See “Redemption of LCIF II units” below.
Issuance of Additional Limited Partnership Interests
Lex GP-1 is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause LCIF II to issue additional LCIF II units to any limited partners or any other persons for such consideration and on such terms and conditions as Lex GP-1 deems appropriate. In addition, Lex GP-1 may cause LCIF II to issue additional partnership interests in different series or classes, which may be senior to the LCIF II units. Subject to certain exceptions, no additional LCIF II units may be issued to us, Lex GP-1 or Lex LP-1.
Meetings; Voting
The LCIF II Partnership Agreement provides that limited partners may not take part in the operation, management or control of LCIF II’s business. The LCIF II Partnership Agreement does not provide for annual meetings of the limited partners, and LCIF II does not anticipate calling such meetings.
Amendment of the LCIF II Partnership Agreement
The LCIF II Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and a majority in interest of the Special Limited Partners. Notwithstanding the foregoing, Lex GP-1 has the power, without the consent of limited partners, to amend the LCIF II Partnership Agreement in certain limited circumstances.
Dissolution, Winding Up and Termination
LCIF II will continue indefinitely, unless sooner dissolved and terminated. LCIF II will be dissolved, and its affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of Lex GP-1 as general partner (except in certain limited circumstances); (2) the sale of all or substantially all of LCIF II’s assets and properties; or (3) the entry of a decree of judicial dissolution of LCIF II pursuant to the provisions of the Delaware Act. Upon dissolution, Lex GP-1, as general partner, or any person elected as liquidator by a majority in interest of the limited partners, will proceed to liquidate the assets of LCIF II and apply the proceeds therefrom in the order of priority set forth in the LCIF II Partnership Agreement.

REDEMPTION OF LCIF II UNITS
General
Each LCIF II unitholder may, subject to certain limitations, require that LCIF II redeem its LCIF II units, by delivering a notice to LCIF II. We have guaranteed the obligation of LCIF II to redeem LCIF II units covered by any such notice. Upon redemption, such unitholder will receive one Common Share in exchange for each LCIF II unit held by such unitholder.
LCIF II and the Company will satisfy any redemption right exercised by a unitholder through our issuance of Common Shares, whether pursuant to this prospectus or otherwise, whereupon we will acquire, and become the owner of, the LCIF II units being redeemed. Each acquisition of LCIF II units by us will be treated as a sale of the LCIF II units by the redeeming unitholders to us for federal income tax purposes. See “— Tax Treatment of Redemption of LCIF II units” below. Upon redemption, the former unitholder’s right to receive distributions from LCIF II with respect to the LCIF II units redeemed will cease. The unitholder will have rights to dividend distributions as one of our shareholders from the time of its acquisition of our Common Shares in exchange for the redemption of its LCIF II units.
A unitholder must notify Lex GP-1 and us of its desire to require LCIF II to redeem LCIF II units by sending a notice in the form attached as an exhibit to the LCIF II Partnership Agreement, a copy of which is available from us. A unitholder must request the redemption of at least 1,000 LCIF II units, or, if the unitholder holds fewer than 1,000 LCIF II units, all LCIF II units held by such holder. No redemption can occur if the delivery of Common Shares would be prohibited under the provisions of the declaration of trust designed to protect our qualification as a REIT.
Tax Treatment of Redemption of LCIF II Units
The following discussion summarizes certain federal income tax considerations that may be relevant to a unitholder that exercises its right to cause a redemption of its LCIF II units.
The LCIF II Partnership Agreement provides that the redemption of LCIF II units will be treated by us and LCIF II and the redeeming unitholder as a sale of LCIF II units by the unitholder to us at the time of the redemption. The sale will be fully taxable to the redeeming unitholder.
The determination of gain or loss from the sale or other disposition will be based on the difference between the unitholder’s amount realized for tax purposes and his adjusted tax basis in such LCIF II units. The amount realized will be measured by the fair market value of property received (i.e., the Common Shares) plus the portion of the liabilities of LCIF II, allocable to the LCIF II units sold. In general, a unitholder’s tax basis is based on the cost of the LCIF II units, adjusted for the unitholder’s allocable share of the income, loss, distributions and liabilities of LCIF II. To the extent that the amount realized exceeds the unitholder’s basis for the LCIF II units disposed of, such unitholder will recognize gain; to the extent that the unitholder’s adjusted tax basis for the LCIF II units disposed of exceeds the amount realized, such unitholder will recognize loss. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the Common Shares received upon such disposition. EACH UNITHOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF ITS LCIF II UNITS.
Generally, any gain recognized upon a sale or other disposition of LCIF II units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of LCIF II units attributable to a unitholder’s share of “unrealized receivables” of LCIF II (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in the income of LCIF II, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if LCIF II had sold its assets at their fair market value at the time of the transfer of LCIF II units.
Generally, any loss recognized upon a sale or other disposition of LCIF II units will be treated as loss attributable to the sale or disposition of a capital asset. Capital losses in any year are generally deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The passive activity loss rules of the Code limit the use of losses by individuals, estates, trusts and certain closely held corporations and personal service corporations derived from certain passive activities, which generally include investments in limited partnership interests such as the LCIF II units. Previously-suspended and unused passive losses of a holder of LCIF II units generally may be deducted in full in the taxable year when such holder completely disposes of its LCIF II units. Each holder of LCIF II units subject to the passive activity loss rules should consult its own tax advisor concerning whether, and the extent to which, it has available suspended passive activity losses that may be used to offset the gain, if any, resulting from a redemption of its LCIF II units.
For individuals, trusts and estates, the maximum rate of tax on the net capital gain (i.e., long-term capital gain less short-term capital loss) from a sale or exchange of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 15% (through 2010). The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for “unrecaptured Section 1250 gain” (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Treasury Regulations provide that individuals, trusts and estates are subject to a 25% tax to the extent of their allocable share of unrecaptured Section 1250 gain immediately prior to their sale or disposition of the LCIF II units (the “25% Amount”). Provided that the LCIF II units are held as a long-term capital asset, such unitholders would be subject to a maximum rate of tax of 15% of the difference, if any, between any gain on the sale or disposition of the LCIF II units and the 25% Amount.
It is possible that a redemption by LCIF II of LCIF II units issued in connection with a contribution of property to LCIF II could cause the original transfer of property to LCIF II in exchange for LCIF II units to be treated as a “disguised sale” of property. Section 707 of the Code and the Treasury Regulations thereunder (the “Disguised Sale Regulations”) generally provide that, unless one of the prescribed exceptions is applicable, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. Given the amount of time that has passed since the original transfers of properties to LCIF II by current holders of LCIF II units other than the Company, it is unlikely, though still possible, that the redemption of LCIF II units by a unitholder could cause such original transfers to be treated as disguised sales of property under the Disguised Sale Regulations. EACH UNITHOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF LCIF II UNITS COULD BE SUBJECT TO THE DISGUISED SALE REGULATIONS.
REGISTRATION RIGHTS
We have filed the registration statement of which this prospectus is a part pursuant to our obligations under the LCIF II Partnership Agreement in conjunction with certain agreements entered into in connection with the acquisition of certain properties. Under these agreements, executed in conjunction with the parties listed therein, we are obligated to use our reasonable efforts to keep the registration statement continuously effective for a period expiring on the date on which all of the LCIF II units covered by these agreements have been redeemed pursuant to the registration statement. Any Common Shares that have been sold pursuant to such agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of those agreements.
We have no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby and the registration statement will not be available for use for an underwritten public offering of such shares.
Pursuant to these agreements, we agreed to pay all expenses of effecting the registration of the Common Shares covered by this prospectus (other than underwriting discounts and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the registration statement.

COMPARISON OF OWNERSHIP OF LCIF II UNITS AND COMMON SHARES
The information below highlights a number of the significant differences between LCIF II and us relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of LCIF II units and our Common Shares, respectively. These comparisons are intended to assist unitholders in understanding how their investment will be changed if their LCIF II units are redeemed for Common Shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and unitholders should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about us.

LCIF II	THE COMPANY
FORM OF ORGANIZATION AND ASSETS OWNED

LCIF II is organized as a Delaware limited partnership. LCIF II owns interests (directly and indirectly through subsidiaries) in properties	We are a Maryland statutory real estate investment trust. We believe that we have operated so as to qualify as a REIT under the Code, commencing with our taxable year ended December 31, 1993, and intend to continue to so operate. Our indirect interest in LCIF II gives us an indirect investment in the properties owned by LCIF II. In addition, we own (either directly or indirectly through interests in subsidiaries other than LCIF II) interests in other properties and assets.
LENGTH OF INVESTMENT

LCIF II has a perpetual term, unless sooner dissolved and terminated.	We have a perpetual term and intend to continue our operations for an indefinite time period.
PURPOSE AND PERMITTED INVESTMENTS

LCIF II’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Act, provided that such business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT for reasons other than the conduct of LCIF II’s business. LCIF II may not take, or refrain from taking, any action which, in the judgment of the general partner (which is wholly owned by us) (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject us to any additional taxes under Section 857 or Section 4981 of the Code, or any other Section of the Code, or (iii) could violate any law or regulation of any governmental body (unless such action, or inaction, is specifically consented to by us).
Our purposes are to engage in the real estate business and lawful activities incidental thereto, and to engage in any lawful act or activity for which real estate investment trusts may be organized under the applicable laws of the State of Maryland. We are permitted by the LCIF II Partnership Agreement to engage in activities not related to the business of LCIF II, including activities in direct or indirect competition with LCIF II, and may own assets other than our interests in LCIF II, and such other assets necessary to carry out our responsibilities under the LCIF II Partnership Agreement, and our declaration of trust. In addition, we have no obligation to present opportunities to LCIF II and the unitholders have no rights by virtue of the LCIF II Partnership Agreement in any of our outside business ventures.
ADDITIONAL EQUITY

LCIF II is authorized to issue LCIF II units and other partnership interests (including partnership interests of different series or classes that may be senior to LCIF II units) as determined by the general partner, in its sole discretion.
Our board of trustees, in its discretion, may cause us to issue additional equity securities consisting of Common Shares and/or preferred shares. However, the total number of shares issued may not exceed the authorized number of shares set forth in our declaration of trust. The proceeds of equity capital raised by us are not required to be contributed to LCIF II; provided, however, that if we desire to increase our ownership of LCIF II units, we may only do so by contributing the proceeds of equity capital raised by us.
BORROWING POLICIES

LCIF II has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of LCIF II.	Neither our declaration of trust nor our bylaws impose any restrictions on our ability to borrow money. We are not required to incur our indebtedness through LCIF II.
OTHER INVESTMENT RESTRICTIONS

Other than restrictions precluding investments by LCIF II that would adversely affect our qualification as a REIT, there are no restrictions upon LCIF II’s authority to enter into certain transactions, including among others, making investments, lending LCIF II funds, or reinvesting LCIF II’s cash flow and net sale or refinancing proceeds.
Neither our declaration of trust nor our bylaws impose any restrictions upon the types of investments made by us. However, contractual obligations may inhibit our ability to invest in certain asset types.
MANAGEMENT CONTROL

All management powers over the business and affairs of LCIF II are vested in the general partner of LCIF II, and no limited partner of LCIF II has any right to participate in or exercise control or management power over the business and affairs of LCIF II except that (1) the general partner of LCIF II may not consent to the participation of LCIF II in any merger, consolidation or other combination with or into another person or entity, or a sale of all or substantially all of LCIF II’s assets without the consent of a majority in interest of the Special Limited Partners, and (2) there are certain limitations on the ability of the general partner of LCIF II to cause or permit LCIF II to dissolve. See “—Voting Rights —Vote Required to Dissolve or Terminate LCIF II or Us” below. The general partner may not be removed by the limited partners of LCIF II with or without cause.
Our board of trustees has exclusive control over our business and affairs subject only to the restrictions in our declaration of trust and bylaws. Our board of trustees consists of ten trustees, which number may be increased or decreased by vote of at least a majority of the entire board of trustees pursuant to our bylaws. The trustees are elected at each annual meeting of our shareholders. The policies adopted by the board of trustees may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of trustees, shareholders have no control over our ordinary business policies.
DUTIES

Under Delaware law, the general partner of LCIF II is accountable to LCIF II as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the LCIF II Partnership Agreement, the general partner may, but is under no obligation to, take into account the tax consequences to any partner of any action taken by it, and the general partner is not liable for monetary damages for losses sustained or liabilities incurred by partners as a result of errors of judgment or of any act or omission, provided that the general partner has acted in good faith.
Under Maryland law, our trustees must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Trustees who act in such a manner generally will not be liable to us for monetary damages arising from their activities.

MANAGEMENT LIABILITY AND INDEMNIFICATION

Under Delaware law, the general partner has liability for the payment of the obligations and debts of LCIF II unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the LCIF II Partnership Agreement, LCIF II has agreed to indemnify Lex GP-1 and us, and any director, trustee or officer of Lex GP-1 or us to the fullest extent permitted under the Delaware Act. The reasonable expenses incurred by an indemnitee may be reimbursed by LCIF II in advance of the final disposition of the proceeding upon receipt by LCIF II of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is ultimately determined that such standard was not met.
Under our declaration of trust, the liability of our trustees and officers to us and our shareholders for money damages is limited to the fullest extent permitted under Maryland law. Under our declaration of trust we have agreed to indemnify our trustees and officers, to the fullest extent permitted under Maryland law and to indemnify our other employees and agents to such extent as authorized by our board of trustees or our bylaws, but only to the extent permitted under applicable law.
ANTI-TAKEOVER PROVISIONS

Except in limited circumstances (see “—Voting Rights” below), the general partner of LCIF II has exclusive management power over the business and affairs of LCIF II. The general partner may not be removed by the limited partners with or without cause. Under the LCIF II Partnership Agreement, a limited partner may transfer his or her interest as a limited partner (subject to certain limited exceptions set forth in the LCIF II Partnership Agreement), without obtaining the approval of the general partner. However, without the consent of the general partner, a transferee will not be (i) admitted to LCIF II as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner.
Our declaration of trust and bylaws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of us or the removal of incumbent management. These provisions include, among others: (1) authorized shares that may be issued as preferred shares in the discretion of the board of trustees, with superior voting rights to the Common Shares; (2) a requirement that trustees may be removed only for cause and then only by the affirmative vote of the holders of at least 80% of the combined voting power of all classes of shares of beneficial interest entitled to vote in the election of trustees; and (3) provisions designed to, among other things, avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code.

Furthermore, under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. See “Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws — Maryland Law,” elsewhere in this prospectus.
VOTING RIGHTS

All decisions relating to the operation and management of LCIF II are made by the general partner. See “Description of LCIF II units” elsewhere in this prospectus. As of the date of this prospectus, we held, through Lex GP-1 and Lex LP-1, approximately 86.8% of the outstanding LCIF II units. As LCIF II units are redeemed by unitholders, our percentage ownership of
We are managed and controlled by a board of trustees presently consisting of ten members. Each trustee is elected by the shareholders at annual meetings of our shareholders. Maryland law requires that certain major corporate transactions, including most amendments to the declaration of trust, may not be consummated without the approval of shareholders as set forth below. All Common Shares have one vote, and the declaration

LCIF II will increase.	of trust permits the board of trustees to classify and issue preferred shares in one or more series having voting power which may differ from that of the Common Shares. See “Description of Our Common Shares” elsewhere in this prospectus.
The following is a comparison of the voting rights of the limited partners of LCIF II and our shareholders as they relate to certain major transactions:
A. AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF TRUST.

The LCIF II Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and a majority in interest of the Special Limited Partners. Certain amendments that affect the fundamental rights of a limited partner must be approved by each affected limited partner. In addition, the general partner may, without the consent of the limited partners, amend the LCIF II Partnership Agreement as to certain ministerial matters.
Amendments to our declaration of trust must be advised by our board of trustees and approved generally by at least a majority of the votes entitled to be cast on that matter at a meeting of shareholders. Amendments to certain provisions on termination require the affirmative vote of two-thirds of the votes entitled to be cast and amendments to certain provisions in our declaration of trust relating to amendments to our declaration of trust or bylaws, relating to our board or relating to obligations under written instruments, require the affirmative vote of 80% of the votes entitled to be case. In addition, our declaration of trust may be amended by a two-thirds majority of our trustees, without shareholder approval, in order to preserve our qualification as a REIT under the Code.
B. VOTE REQUIRED TO DISSOLVE OR TERMINATE LCIF II OR US.

LCIF II may be dissolved upon the occurrence of certain events, none of which require the consent of the limited partners.	We may be terminated only upon the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote thereon.
C. VOTE REQUIRED TO SELL ASSETS OR MERGE.

Under the LCIF II Partnership Agreement, the sale, exchange, transfer or other disposition of all or substantially all of LCIF II’s assets, or a merger or consolidation of LCIF II, requires the consent of a majority in interest of the Special Limited Partners. The general partner of LCIF II has the exclusive authority to sell individual assets of LCIF II.
Under Maryland law and our declaration of trust, the sale of all or substantially all of our assets, or a merger or consolidation of us, generally requires the approval of our board of trustees and generally require the approval of the holders of a majority of the outstanding shares entitled to vote thereon. No approval of the shareholders is required for the sale of less than all or substantially all of our assets.
COMPENSATION, FEES AND DISTRIBUTIONS

The general partner does not receive any compensation for its services as general partner of LCIF II. As a partner in LCIF II, however, the general partner has the same right to allocations and distributions as other partners of LCIF II. In addition, LCIF II will reimburse Lex GP-1 (and us) for all expenses incurred relating to the ownership and operation of LCIF II and any other offering of additional partnership interests in LCIF II.
Our non-employee trustees and our officers receive compensation for their services.
LIABILITY OF INVESTORS

Under the LCIF II Partnership Agreement and applicable state law, the liability of the limited partners for LCIF II’s debts and obligations is generally limited to the amount of their investment in LCIF II.
Under Maryland law, our shareholders are generally not personally liable for our debts or obligations.
NATURE OF INVESTMENT

The LCIF II units constitute equity interests in LCIF II. Generally, unitholders are allocated and distributed amounts with respect to their LCIF II units which approximate the amount of distributions made with respect to the same number of our Common Shares, as determined in the manner provided in the LCIF II Partnership Agreement and subject to certain restrictions and exceptions for certain limited partners. LCIF II generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.
Common Shares constitute equity interests in us. We are entitled to receive our pro rata share of distributions made by LCIF II with respect to the LCIF II units held by us, and by our other direct subsidiaries. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the Common Shares. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as authorized by our board of trustees and declared by us. In order to continue to qualify as a REIT, we generally must distribute at least 90% of our net taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.
POTENTIAL DILUTION OF RIGHTS

Lex GP-1 is authorized, in its sole discretion and without limited partner approval, to cause LCIF II to issue additional LCIF II units and other equity securities for any partnership purpose at any time to the limited partners or to other persons (including the general partner under certain circumstances set forth in the LCIF II Partnership Agreement).
Our board of trustees may authorize us to issue, in its discretion, additional shares, and has the authority to cause us to issue from authorized capital a variety of other equity securities with such powers, preferences and rights as the board of trustees may designate at the time. The issuance of either additional Common Shares or other similar equity securities may result in the dilution of the interests of the shareholders.
LIQUIDITY

Limited partners may generally transfer their LCIF II units without the general partner’s consent. However, without the consent of the general partner, a transferee will not be (i) admitted to LCIF II as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner. Certain limited partners have the right to tender their LCIF II units for redemption by LCIF II at certain times, as specified in the LCIF II Partnership Agreement. See “Redemption of LCIF II units” elsewhere in this prospectus.
The Common Shares covered by this prospectus will be freely transferable as registered securities under the Securities Act. Our Common Shares are listed on the New York Stock Exchange. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in the Company and other real estate investments, and our dividend yield compared to that of other debt and equity securities.
FEDERAL INCOME TAXATION

LCIF II is not subject to federal income taxes. Instead, each unitholder includes its allocable share of LCIF II’s taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 35%.

A unitholder’s share of income and loss generated by LCIF II generally is subject to the “passive activity”
We have elected to be taxed as a REIT. So long as we qualify as a REIT, we will be permitted to deduct distributions paid to our shareholders, which effectively will reduce the “double taxation” that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A qualified REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain limitations. Under the “passive activity” rules, income and loss from LCIF II that are considered “passive income” generally can be offset against income and loss from other investments that constitute “passive activities.” Cash distributions from LCIF II are not taxable to a unitholder except to the extent such distributions exceed such unitholder’s basis in its interest in LCIF II (which will include such holder’s allocable share of LCIF II’s taxable income and nonrecourse debt).

Each year, unitholders will receive a Schedule K-1 containing detailed tax information for inclusion in preparing their federal income tax returns.

Unitholders are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which LCIF II owns property, even if they are not residents of those states.
circumstances. The maximum federal income tax rate for corporations under current law is 35%.

Dividends paid by us will be treated as “portfolio” income and cannot be offset with losses from “passive activities.” The maximum federal income tax rate for individuals under current law is 35%. Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to certain limitations, but generally would not be eligible for certain reduced rates under current law. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its Common Shares, with the excess taxed as capital gain.

Each year, shareholders will receive an IRS Form 1099 used by corporations to report dividends paid to their shareholders.

Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

Please see “United States Federal Income Tax Considerations,” below.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the material United States federal income tax considerations to you as a prospective holder of our Common Shares and assumes that you will hold such shares as capital assets (within the meaning of Section 1221 of the Code). The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all of our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, regulated investment companies, insurance companies, tax-exempt entities, financial institutions or broker-dealers, expatriates, persons subject to the alternative minimum tax and partnerships or other pass through entities.
The information in this section is based on the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the Internal Revenue Service, or IRS, and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged. PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF INVESTING IN OUR COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.
Taxation of the Company
General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.
In the opinion of Paul, Hastings, Janofsky & Walker LLP, based on certain assumptions and factual representations that are described in this section and in officer’s certificates provided by us, Concord Debt Holdings LLC and Concord Debt Funding Trust (both subsidiaries in which we indirectly hold interests), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us, Concord Debt Holdings LLC and Concord Debt Funding Trust as to factual matters including, but not limited to, those set forth herein, and those concerning our business and properties as set forth in this prospectus. An opinion of counsel is not binding on the IRS or the courts.
The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:
•	First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

•	Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, if we should fail to satisfy the asset tests (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met and we do not qualify for a de minimis exception, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the nonqualifying assets (or otherwise satisfy the requirements for maintaining REIT qualification).

•	Seventh, if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

•	Eighth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	Ninth, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we do not elect to be taxed at the time of the acquisition, we would be subject to tax at the highest corporate rate if we dispose of such asset during the ten-year period beginning on the date that we acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time) (we refer to this tax as the “Built-in Gains Tax”).

•	Tenth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	Finally, if we own a residual interest in a real estate mortgage investment conduit, or “REMIC,” we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our shares that is held in record name by “disqualified organizations.” Similar rules apply if we own an equity interest in a taxable mortgage pool. A “disqualified organization” includes the United States, any state or political subdivision thereof, any foreign government or international organization, any agency or instrumentality of any of the foregoing, any rural electrical or telephone cooperative and any tax-exempt organization (other than a farmer’s cooperative described in Section 521 of the Code) that is exempt from income taxation and from the unrelated business taxable income provisions of the Code. However, to the extent that we own a REMIC residual interest or a taxable mortgage pool through a taxable REIT subsidiary, we will not be subject to this tax. See the heading “Requirements for Qualification” below.
Requirements for Qualification. A REIT is a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of twelve (12) months, or during a proportionate part of a taxable year of less than twelve (12) months.
We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement.
The Code allows a REIT to own wholly-owned corporate subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.
For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary,” as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets (for taxable years beginning after July 30, 2008, 25% of the value of the REIT’s total assets) at the close of each quarter. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses (other than certain activities relating to lodging and health care facilities), own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “Asset Tests” below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a

REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s-length.
In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share for purposes of satisfying the gross income and assets tests (as discussed below). In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT. Thus, our proportionate share (based on equity capital) of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.
A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT. We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).
Special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. An entity or portion thereof may be classified as a taxable mortgage pool under the Code if:
substantially all of the assets consist of debt obligations or interests in debt obligations;
more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;
the entity has issued debt obligations that have two or more maturities; and
the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.
Under Treasury Regulations, if less than 80% of the assets of an entity (or the portion thereof) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.
An entity or portion thereof that is classified as a taxable mortgage pool is generally treated as a taxable corporation for federal income tax purposes. However, the portion of the REIT’s assets, held directly or through a qualified REIT subsidiary, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax and therefore the taxable mortgage pool classification does not change that treatment. The classification of a REIT, qualified REIT subsidiary or portion thereof as a taxable mortgage pool could, however, result in taxation of a REIT and certain of its shareholders as described below.
IRS guidance indicates that a portion of income from a taxable mortgage pool arrangement, if any, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Under the recent guidance, such income would be allocated among our shareholders in proportion to dividends paid and, generally, may not be offset by net operating losses of the shareholder, would be taxable to tax exempt shareholders who are subject to the unrelated business income tax rules of the Code and would subject non-U.S. shareholders to a 30% withholding tax (without exemption or reduction of the withholding rate). To the extent that excess inclusion income is allocated from a taxable mortgage pool to any disqualified organizations that hold our shares, we may be taxable on this income at the highest applicable corporate tax rate (currently 35%). Because this tax would be imposed on the REIT, all of the REIT’s shareholders, including shareholders that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of any portion of our assets as a taxable mortgage pool.
If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes and would potentially be subject to corporate income tax. In addition, this characterization would affect our REIT income and asset test calculations and could adversely affect our ability to qualify as a REIT.
We have made and in the future intend to make investments or enter into financing and securitization transactions that may give rise to our being considered to own an interest, directly or indirectly, in one or more taxable mortgage pools. Prospective holders are urged to consult their own tax advisors regarding the tax consequences of the taxable mortgage pool rules to them in light of their particular circumstances.
Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property;” gain from the sale of real property other than property held for sale to customers in the ordinary course of business; dividends from, and gain from the sale of shares of, other qualifying REITs; certain interest described further below; and certain income derived from a REMIC) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income that qualifies under the foregoing 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities and certain other specified sources. Any income from a hedging transaction entered into after December 31, 2004 that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test and, with respect to such hedging transactions entered into after July 30, 2008, for purposes of the 75% gross income test as well. For transactions entered into after July 30, 2008, a hedging transaction also includes a transaction entered into to manage foreign currency risks with respect to items of income and gain (or any property which generates such income or gain) that would be qualifying income under the 75% or 95% gross income tests, but only if such transaction is clearly identified before the close of the day it was acquired, originated or entered into. In addition, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests.
Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property (based on the ratio of fair market value of personal and real property) will not qualify as “rents from real property.” Finally, in order for rents received to qualify as “rents from real property,” we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property (“Permissible Services”).
For our taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for “impermissible services” with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing “impermissible services” will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.
We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.
Generally, interest on debt secured by a mortgage on real property or interests in real property qualifies for purposes of satisfying the 75% gross income test described above. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a proportionate amount of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. In addition, any interest amount that is based in whole or in part on the income or profits of any person does not qualify for purposes of the foregoing 75% and 95% income tests except (a) amounts that are based on a fixed percentage or percentages of receipts or sales and (b) amounts that are based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by the REIT.
If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which is generally qualifying income for purposes of both gross income tests.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect and we file a schedule describing each item of our gross income for such taxable year in accordance with Treasury Regulations (and for taxable years beginning on or before October 22, 2004, any incorrect information on the schedule was not due to fraud with intent to evade tax). It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% gross income test or the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.
Subject to certain safe harbor exceptions, any gain (including certain foreign currency gain recognized after July 30, 2008) realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to qualify as a REIT. In June 2007, we announced a restructuring of our investment strategy, focusing on core and core plus assets. While we believe that the dispositions of our assets pursuant to the restructuring of our investment strategy should not be treated as prohibited transactions, and although we intend to conduct our operations so that we will not be treated as holding our properties for sale, whether a particular sale will be treated as a prohibited transaction depends on all the facts and circumstances with respect to the particular transaction. We have not sought and do not intend to seek a ruling from the IRS regarding any dispositions. Accordingly, there can be no assurance that the IRS will not successfully assert a contrary position with respect to our dispositions. If all or a significant portion of our dispositions were treated as prohibited transactions, we would incur a significant U.S. federal tax liability, which could have a material adverse effect on our results of operations.
We will be subject to tax at the maximum corporate rate on any income from foreclosure property (including certain foreign currency gains and related deductions recognized after July 30, 2008), other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured; (2) for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and (3) for which the REIT makes a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.
A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, unless a longer extension is granted by the Secretary of the Treasury or the grace period terminates earlier due to certain nonqualifying income or activities generated with respect to the property.
Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets, including our allocable share of assets held by partnerships in which we own an interest, must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) public debt offering by us, cash, cash items (including certain receivables) and government securities. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain kinds of mortgage-backed securities (including regular or residual interests in a REMIC to the extent provided in the Code) and mortgage loans. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets (for taxable years beginning after July 30, 2008, 25% of the value of our total assets) may be represented by securities of one or more taxable REIT subsidiaries (as defined above under “Requirements for Qualification”). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% asset test”), (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer (the “10% voting securities test”) and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”).
The following assets are not treated as “securities” held by us for purposes of the 10% value test (i) “straight debt” meeting certain requirements, unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as “rents from real property” under the 75% and 95% gross income tests; (v) securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any person not described in this category, or payments on any obligation issued by such an entity; (vi) securities issued by another qualifying REIT; and (vii) other arrangements identified in Treasury Regulations (which have not yet been issued or proposed). In addition, any debt instrument issued by a partnership will not be treated as a “security” under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test. If the partnership fails to meet the 75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. Also, in looking through any partnership to determine our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.
Through our investment in Concord Debt Holdings LLC, we may hold mezzanine loans that are secured by equity interests in a non-corporate entity that directly or indirectly owns real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan to such a non-corporate entity, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, not all of the mezzanine loans that we hold meet all of the requirements for reliance on this safe harbor. We have invested, and intend to continue to invest, in mezzanine loans in a manner that will enable us to continue to satisfy the gross income and asset tests.
We may also hold through our investment in Concord Debt Holdings LLC certain participation interests, or “B-Notes,” in mortgage loans and mezzanine loans originated by other lenders. A B-Note is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations, which will be a first loss position in the event of a default by the borrower. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain. We believe that we have invested, and intend to continue to invest, in participation interests that qualify as real estate assets for purposes of the asset tests, and that generate interest that will be treated as qualifying mortgage interest for purposes of the 75% gross income test, but no assurance can be given that the IRS will not challenge our treatment of these participation interests.
We believe that substantially all of our assets consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, including qualifying REITs, and (4) cash, cash items and government securities. We also believe that the value of our securities in our taxable REIT subsidiaries will not exceed 20% of the value of our total assets (or, beginning with our 2009 taxable year, 25% of the value of our total assets). We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above. If any interest we hold in any REIT (including Concord Debt Funding Trust) or other category of permissible investment described above does not qualify as such, we would be subject to the 5% asset test and the 10% voting securities and value tests with respect to such investment.
After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including, for taxable years beginning after July 30, 2008, discrepancies caused solely by a change in the foreign currency exchange rate used to value a foreign asset). If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose. If we were to fail any of the asset tests at the end of any quarter without curing such failure within 30 days after the end of such quarter, we would fail to qualify as a REIT, unless we were to qualify under certain relief provisions enacted in 2004. Under one of these relief provisions, if we were to fail the 5% asset test, the 10% voting securities test, or the 10% value test, we nevertheless would continue to qualify as a REIT if the failure was due to the ownership of assets having a total value not exceeding the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, and we were to dispose of such assets (or otherwise meet such asset tests) within six months after the end of the quarter in which the failure was identified. If we were to fail to meet any of the REIT asset tests for a particular quarter, but we did not qualify for the relief for de minimis failures that is described in the preceding sentence, then we would be deemed to have satisfied the relevant asset test if: (i) following our identification of the failure, we were to file a schedule with a description of each asset that caused the failure; (ii) the failure was due to reasonable cause and not due to willful neglect; (iii) we were to dispose of the non-qualifying asset (or otherwise meet the relevant asset test) within six months after the last day of the quarter in which the failure was identified, and (iv) we were to pay a penalty tax equal to the greater of $50,000, or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure). These relief provisions will be available to us in our taxable years beginning on or after January 1, 2005, although it is not possible to predict whether in all circumstances we would be entitled to the benefit of these relief provisions.
Annual Distribution Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our “REIT taxable income” (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and any after-tax net income from foreclosure property, minus (2) the sum of certain items of “excess noncash income” such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.
We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.
In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a “subsequent declared dividend”) as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the nondeductible 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.
For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS or us, we may be permitted to remedy such failure by paying a “deficiency dividend” in a later year together with interest. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the nondeductible 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.
We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make nondeductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In addition, excess inclusion income might be non-cash accrued income, or “phantom” taxable income, which could therefore adversely affect our ability to satisfy our distribution requirements. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.
Failure to Qualify. Commencing with our taxable year beginning January 1, 2005, if we were to fail to satisfy one or more requirements for REIT qualification, other than an asset or income test violation of a type for which relief is otherwise available as described above, we would retain our REIT qualification if the failure was due to reasonable cause and not willful neglect, and if we were to pay a penalty of $50,000 for each such failure. It is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision. If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible from our taxable income nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction and shareholders taxed as individuals may be eligible for a reduced tax rate on “qualified dividend income” from regular C corporations.
If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we may elect to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.
Taxation of Shareholders
As used herein, the term “U.S. shareholder” means a beneficial owner of our common shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation or other entity treated as a corporation for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person pursuant to applicable Treasury Regulations. As used herein, the term “non U.S. shareholder” means a beneficial owner of our common shares who is not a U.S. shareholder or a partnership.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and the partners in such partnership should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our Common Shares.
Taxation of Taxable U.S. Shareholders.
As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the shares constitute dividends for tax purposes, our earnings and profits will be allocated first to distributions with respect to the Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and all other series of preferred shares that are equal in rank as to distributions and upon liquidation with the Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, and second to distributions with respect to our Common Shares. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any Common Shares. Certain “qualified dividend income” received by domestic non-corporate shareholders in taxable years prior to 2011 is subject to tax at the same tax rates as long-term capital gain (generally a maximum rate of 15% for such taxable years). Dividends paid by a REIT generally do not qualify as “qualified dividend income” because a REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders. Therefore, our dividends will continue to be subject to tax at ordinary income rates, subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries) in which the REIT has invested. Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax (as described above) in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not expect to distribute a material amount of qualified dividend income, if any.

Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed above.
Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s shares, and will result in a corresponding reduction in the shareholder’s basis in the shares. Any reduction in a shareholder’s tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceeds the adjusted basis of a U.S. shareholder’s shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.
Aside from the different income tax rates applicable to ordinary income and capital gain dividends for noncorporate taxpayers, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as “portfolio” income for purposes of the passive activity loss limitation and shareholders generally will not be able to offset any “passive losses” against such dividends. Capital gain dividends and qualified dividend income may be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.
In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.
In general, a U.S. shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder’s adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.
We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.
Taxation of Non-U.S. Shareholders.
The following discussion is only a summary of the rules governing United States federal income taxation of non-U.S. shareholders such as nonresident alien individuals and foreign corporations. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.
Distributions. Distributions that are not attributable to gain from sales or exchanges by us of “United States real property interests” or otherwise effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business and that are not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Our dividends that are attributable to excess inclusion income will be subject to 30% U.S. withholding tax without reduction under any otherwise applicable tax treaty. See “—Taxation of the Company—Requirements for Qualification” above. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distribution, and a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution.
For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder. We would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the non-U.S. shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. shareholder’s United States tax liability, if any, with respect to the distribution.
For any year in which we qualify as a REIT, distributions to non-U.S. shareholders who own more than 5% of our shares and that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, a non-U.S. shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. shareholders who own more than 5% of our shares would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions made to non-U.S. shareholders who own more than 5% of our shares may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the non-U.S. shareholder’s FIRPTA tax liability.
Under the Tax Increase Prevention and Reconciliation Act of 2005 (“TIPRA”), enacted on May 17, 2006, distributions, made to REIT or regulated investment company (“RIC”) shareholders, that are attributable to gain from sales or exchanges of United States real property interests will retain their character as gain subject to the rules of FIRPTA discussed above when distributed by such REIT or RIC shareholders to their respective shareholders. This provision is effective for taxable years beginning after December 31, 2005.
If a non-U.S. shareholder does not own more than 5% of our shares during the one-year period prior to a distribution attributable to gain from sales or exchanges by us of United States real property interests, such distribution will not be considered to be gain effectively connected with a U.S. business as long as the class of shares continues to be regularly traded on an established securities market in the United States. As such, a non-U.S. shareholder who does not own more than 5% of our shares would not be required to file a U.S. Federal income tax return by reason of receiving such a distribution. In this case, the distribution will be treated as a REIT dividend to that non-U.S. shareholder and taxed as a REIT dividend that is not a capital gain distribution as described above. In addition, the branch profits tax will not apply to such distributions. If our Common Shares cease to be regularly traded on an established securities market in the United States, all non-U.S. shareholders of our Common Shares would be subject to taxation under FIRPTA with respect to capital gain distributions attributable to gain from the sale or exchange of United States real property interests.

Dispositions. Gain recognized by a non-U.S. shareholder upon a sale or disposition of our Common Shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of our shares was held directly or indirectly by non-U.S. persons. We believe, but cannot guarantee, that we have been a “domestically controlled REIT.” However, because our shares are publicly traded, no assurance can be given that we will continue to be a “domestically controlled REIT.”
Notwithstanding the general FIRPTA exception for sales of domestically controlled REIT stock discussed above, a disposition of domestically controlled REIT stock will be taxable if the disposition occurs in a wash sale transaction relating to a distribution on such stock. In addition, FIRPTA taxation will apply to substitute dividend payments received in securities lending transactions or sale-repurchase transactions of domestically controlled REIT stock to the extent such payments are made to shareholders in lieu of distributions that would have otherwise been subject to FIRPTA taxation. The foregoing rules regarding wash sales and substitute dividend payments with respect to domestically controlled REIT stock will not apply to stock that is regularly traded on an established securities market within the United States and held by a non-U.S. shareholder that held five percent or less of such stock during the one-year period prior to the related distribution. These rules are effective for distributions on and after June 16, 2006. Prospective purchasers are urged to consult their own tax advisors regarding the applicability of the new rules enacted under TIPRA to their particular circumstances.
In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period, whether or not our shares are domestically controlled, will not be subject to tax on the sale of its shares under FIRPTA if the shares are regularly traded on an established securities market. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price.
Gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
Taxation of Tax-Exempt Shareholders.
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While investments in real estate may generate UBTI, the IRS has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the “debt-financed property” rules under the Code. In addition, our dividends that are attributable to excess inclusion income will constitute UBTI for most Exempt Organizations. See “—Taxation of the Company—Requirements for Qualification” above. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under specified provisions of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.
In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the “UBTI Percentage”) in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our capital shares collectively owns more than 50% of the value of our capital shares.
Information Reporting and Backup Withholding
U.S. Shareholders.
We will report to U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding, currently at a rate of 28%, with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Amounts withheld as backup withholding will be creditable against the shareholder’s income tax liability if proper documentation is supplied. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.
Non-U.S. Shareholders.
Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. shareholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. shareholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. shareholder’s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.
Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.
PLAN OF DISTRIBUTION
If, and to the extent that, holders of LCIF II units redeem their units and require us to assume the redemption obligations of LCIF II and pay for the redemption with our Common Shares, we may issue up to 33,954 shares of our Common Shares in exchange for the redemption of an equal number of LCIF II units. Our Common Shares will be issued in exchange for LCIF II units upon the redemption of the units by their holders on a one-share-for-one-unit basis (subject to certain anti-dilution adjustments).
Under the terms of the LCIF II Partnership Agreement, the holder of 33,954 LCIF II units issued on December 20, 2006 has the right to redeem its LCIF II units on a one-for-one basis for our Common Shares, beginning on December 20, 2008 and on each day thereafter.
These rights may be exercised at the election of that holder by giving written notice, subject to some limitations. The redemption of LCIF II units are subject to adjustments based on stock splits, below market issuances of Common Shares pursuant to rights, options or warrants to all holders of Common Shares and dividends of Common Shares.
No holder of the LCIF II units may exercise its redemption rights if we could not issue our Common Shares to the redeeming partner in satisfaction of the redemption (regardless of whether we would in fact do so instead of paying cash) because of the ownership limitations contained in our declaration of trust and bylaws, or if the redemption would cause us to violate the REIT requirements. The relevant provisions of our declaration of trust, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our equity shares, defined as Common Shares or preferred shares. Relevant provisions of our declaration of trust further prohibit any person from beneficially or constructively owning our Common Shares that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. In addition, no holder of LCIF II units may exercise the redemption right:
•	for fewer than 1,000 LCIF II units, or if the holder holds fewer than 1,000 LCIF II units, all of such units held by the holder;

•	unless permitted by us, more than once each fiscal quarter; or

•	if we determine that allowing such redemption may cause LCIF II to be treated as a publicly traded partnership.
EXPERTS
The consolidated financial statements and related financial statement schedule of Lexington Realty Trust and subsidiaries included in our Annual Report on Form 10-K as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and Management’s Annual Report on Internal Controls over Financial Reporting as of December 31, 2007, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
Certain legal matters, including tax matters, will be passed upon by Paul, Hastings, Janofsky & Walker LLP, New York, New York, our counsel. Certain legal matters relating to Maryland law, including the validity of our Common Shares, will be passed upon by Venable LLP, our counsel with respect to Maryland law.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our filings with the Commission are available to the public on the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room and its copy charges.
The information incorporated by reference herein is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Commission prior to the termination of this offering, modifies or replaces this information. The following documents filed with the Commission are incorporated by reference into this prospectus, except for any document or portion thereof “furnished” to the Commission:
•	our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on February 29, 2008;

•	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 9, 2008, for the quarterly period ended June 30, 2008, filed with the SEC on August 8, 2008 and for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008;

•	our Current Reports on Form 8-K filed on January 7, 2008, January 11, 2008 (two separate filings), February 21, 2008, March 24, 2008 (except for the information furnished pursuant to Item 7.01),

March 28, 2008, April 18, 2008, May 1, 2008, June 25, 2008, June 26, 2008, June 30, 2008, August 4, 2008; November 6, 2008, December 12, 2008 and January 2, 2009 ;
•	our definitive proxy statement filed April 14, 2008; and

•	all documents we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this offering.
To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), write us at the following address or call us at the telephone number listed below:
Lexington Realty Trust
One Penn Plaza
Suite 4015
Attention: Investor Relations
New York, New York 10119-4015
(212) 692-7200
We also maintain a website at http://www.lxp.com through which you can obtain copies of documents that we filed with the Commission. The contents of that website are not incorporated by reference in or otherwise a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses in connection with the registration and sale of the shares registered hereby, all of which will be paid by the Company, except as noted in the prospectus:

Commission registration fee	$7
New York Stock Exchange listing fee	127
Legal fees and expenses	15,000
Accounting fees and expenses	5,000
Miscellaneous expenses	10,000

Total	$30,134
Item 15. Indemnification of Trustees and Officers.
The Maryland REIT Law and Section 2-418 of the Maryland General Corporation Law generally permits indemnification of any trustee or officer made a party to any proceedings by reason of service as a trustee or officer unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the trustee or officer in connection with the proceeding; but, if the proceeding is one by or in the right of the company, indemnification is not permitted with respect to any proceeding in which the trustee or officer has been adjudged to be liable to the company, or if the proceeding is one charging improper personal benefit to the trustee or officer, whether or not involving action in the trustee’s or officer’s official capacity, indemnification of the trustee or officer is not permitted if the trustee or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or any entry of an order of probation prior to judgment, creates a rebuttable presumption that the trustee or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the trustee or officer failed to meet the requisite standard of conduct for permitted indemnification.
Pursuant to the Company’s declaration of trust, the Company’s trustees and officers are and will be indemnified against certain liabilities. The Company’s declaration of trust requires the Company to indemnify its trustees and officers to the fullest extent permitted from time to time by the laws of Maryland. The Company’s declaration of trust also provides that, to the fullest extent permitted under Maryland law, the Company’s trustees and officers will not be liable to the Company or its shareholders for money damages.
The foregoing reference is necessarily subject to the complete text of the Company’s declaration of trust and the statutes referred to above and is qualified in its entirety by reference thereto.
The Company has also entered into indemnification agreements with certain officers and trustees for the purpose of indemnifying such persons from certain claims and actions in their capacities as such.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

Exhibit No.	Exhibit

3.1	Amended and Restated Declaration of Trust of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 8, 2007)*

3.2	Articles Supplementary Relating to the 7.55% Series D Cumulative Redeemable Preferred Stock, par value $0.0001 per share (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form 8A filed February 14, 2007)*

3.3	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed January 8, 2007)*

3.4	Second Amended and Restated Agreement of Limited Partnership of Lepercq Corporate Income Fund II L.P. (“LCIF II”), dated as of August 27, 1998 the (“LCIF II Partnership Agreement”) (filed as Exhibit 3.4 to the Company’s Registration Statement on Form S-3/A filed September 10, 1999)*

3.5	First Amendment to the LCIF II Partnership Agreement effective as of June 19, 2003 (filed as Exhibit 3.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, filed February 26, 2004 (the “2003 10-K”))*

3.6	Second Amendment to the LCIF II Partnership Agreement effective as of June 30, 2003 (filed as Exhibit 3.15 to the 2003 10-K)*

3.7	Third Amendment to the LCIF II Partnership Agreement effective as of December 8, 2004 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 14, 2004)*

3.8	Fourth Amendment to the LCIF II Partnership Agreement effective as of January 3, 2005 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 3, 2005)*

3.9	Fifth Amendment to the LCIF II Partnership Agreement effective as of July 23, 2006 (filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K filed July 24, 2006)*

3.10	Sixth Amendment to the LCIF II Partnership Agreement effective as of December 20, 2006 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 22, 2006)*

4.1	Specimen of Common Shares Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report for the year end December 31, 2006, filed March 1, 2007)*

5.1	Opinion of Venable LLP †

8.1	Opinion of Paul, Hastings, Janofsky & Walker LLP †

23.1	Consent of Venable LLP (included as part of Exhibit 5.1) †

23.2	Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of Exhibit 8.1) †

23.3	Consent of KPMG LLP †

24	Power of Attorney (included on signature page hereto) †

†	Filed herewith

*	Incorporated by reference
Item 17. Undertakings.
(a)	The undersigned Company hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 5, 2009.

LEXINGTON REALTY TRUST
By:	/s/ T. Wilson Eglin
T. Wilson Eglin
President, Chief Executive Officer and Chief Operating Officer

POWER OF ATTORNEY
Each person whose signature appears below authorizes T. Wilson Eglin and Patrick Carroll, and each of them, each of whom may act without joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to execute in the name of each such person who is then an officer or trustee of Lexington Realty Trust, and to file any amendments (including post effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ E. Robert Roskind E. Robert Roskind	Chairman of the Board of Trustees	January 5, 2009

/s/ Richard J. Rouse Richard J. Rouse	Vice Chairman, Chief Investment Officer and Trustee	January 5, 2009

/s/ T. Wilson Eglin T. Wilson Eglin	Chief Executive Officer, President, Chief Operating Officer and Trustee	January 5, 2009

/s/ Patrick Carroll Patrick Carroll	Chief Financial Officer, Executive Vice President and Treasurer	January 5, 2009

/s/ Paul R. Wood Paul R. Wood	Vice President, Chief Accounting Officer and Secretary	January 5, 2009

/s/ Clifford Broser Clifford Broser	Trustee	January 5, 2009

/s/ Geoffrey Dohrmann Geoffrey Dohrmann	Trustee	January 5, 2009

/s/ Harold First Harold First	Trustee	January 5, 2009

Signature	Title	Date

/s/ Richard Frary Richard Frary	Trustee	January 5, 2009

/s/ Carl D. Glickman Carl D. Glickman	Trustee	January 5, 2009

/s/ James Grosfeld James Grosfeld	Trustee	January 5, 2009

/s/ Kevin W. Lynch Kevin W. Lynch	Trustee	January 5, 2009